                        MORGAN STANLEY FOCUS GROWTH FUND
                           1221 Avenue of the Americas
                               New York, NY 10020

April 26, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention: Larry Greene, Division of Investment Management

RE:      MORGAN STANLEY FOCUS GROWTH FUND
         (FILE NOS. 2-66269 AND 811-2978)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley Focus Growth Fund (the "Fund") filed with the
Securities and Exchange Commission on February 23, 2007. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number
34 to the Fund's registration statement on Form N-1A, which will be filed via
EDGAR on or about April 26, 2007.

                  GENERAL COMMENTS TO FORM N-1A
                  -----------------------------

COMMENT 1.        PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR,
                  INCLUDING THE "TANDY" PROVISION.

                               Response 1. This response letter addressing the
                               Staff's comments has been filed via EDGAR
                               correspondence, including the "Tandy" provision,
                               separate from the corresponding Post-Effective
                               Amendment.

                  COMMENTS TO THE PROSPECTUS
                  --------------------------

COMMENT 2.        THE FUND'S INVESTMENT OBJECTIVE IS TO SEEK LONG-TERM GROWTH
                  CONSISTENT WITH AN EFFORT TO REDUCE VOLATILITY. IS THERE
                  DISCLOSURE IN THE PROSPECTUS THAT DISCUSSES THE FUND'S EFFORT
                  TO REDUCE VOLATILITY?

                               Response 2. As stated in the "Principal
                               Investment Strategies Section of the Fund's
                               prospectus, "the Fund normally invests at least
                               65% of its assets in a diversified portfolio of
                               common stocks (including depositary receipts)."
                               [emphasis added] Historically, the Fund has used
                               diversification and emphasized larger
                               capitalization stocks in an attempt to reduce
                               volatility, although no disclosure directly
                               discusses this effort.

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                               However, the Fund has recently experienced a
                               transition in portfolio management personnel as
                               well as a transition in investment strategy, as
                               disclosed in its prospectus. This past year, the
                               Fund also changed its name from Morgan Stanley
                               American Opportunities Fund to Morgan Stanley
                               Focus Growth Fund to reflect this
                               transition/strategy change. In continuance of
                               this transition, the Fund's portfolio has become
                               more concentrated over the past few months.
                               Consistent with this change in approach, Fund
                               management has sought and obtained Board approval
                               to proxy shareholders to change the Fund from a
                               diversified to a non-diversified fund, which will
                               enable further concentration, and to approve a
                               modification of the Fund's investment objective
                               to remove the language regarding the Fund's
                               effort to reduce volatility. Please note that
                               management was considering this issue prior to
                               receipt of the Staff's comment.

COMMENT 3.        IF THE FUND INVESTS IN CONVERTIBLE SECURITIES RATED LOWER
                  THAN INVESTMENT GRADE, PLEASE INCLUDE APPROPRIATE DISCLOSURE.

                               Response 3. The Fund may invest up to 5% of its
                               net assets in convertible securities rated below
                               investment grade. Because investments in these
                               securities are not a "principal investment
                               strategy" of the Fund as defined in Item 4 of
                               Form N-1A, the Fund has disclosed its ability to
                               invest in convertible securities rated below
                               investment grade in its Statement of Additional
                               Information.

COMMENT 4.        ADD APPROPRIATE DISCLOSURE TO THE FEE TABLE IN THE
                  PROSPECTUS IF THE FUND INVESTED IN OTHER INVESTMENT COMPANIES
                  DURING THE LAST FISCAL YEAR.

                               Response 4. The Fund did not invest in other
                               investment companies during the prior fiscal
                               year; therefore, no edits will be made to the fee
                               table.

COMMENT 5.        IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS, CONSIDER
                  MOVING THE FOOTNOTES TO AFTER THE EXAMPLE.

                               Response 5. We respectfully acknowledge the
                               comment, but believe the current placement of the
                               footnotes is appropriate. We believe that to move
                               the footnotes to below the Example would diminish
                               the impact of the information and could result in
                               a shareholder being unable to locate the
                               footnotes.

                  COMMENTS TO THE SAI

COMMENT 6.        IN THE SECTION TITLED "DESCRIPTION OF THE FUND AND ITS
                  INVESTMENTS AND RISKS - LOANS OF PORTFOLIO SECURITIES,"
                  CONFIRM WHETHER THE FUND USES AN AFFILIATED SECURITIES LENDING
                  AGENT.

                               Response 6. The Fund does not use an affiliated
                               securities lending agent.

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COMMENT 7.        IN CONNECTION WITH THE FUND'S INVESTMENT IN WHEN-ISSUED AND
                  DELAYED DELIVERY SECURITIES AND FORWARD COMMITMENTS, PLEASE
                  CONFIRM THAT THERE IS ADEQUATE DISCLOSURE REGARDING
                  "SEGREGATING ASSETS."

                               Response 7. The referenced disclosure is
                               contained in the subsection entitled "When-Issued
                               and Delayed Delivery Securities and Forward
                               Commitments" in the SAI.

COMMENT 8.        IN THE SECTION ENTITLED "FUND MANAGEMENT- PORTFOLIO MANAGER
                  COMPENSATION STRUCTURE," (1) INCLUDE ONLY THE DISCRETIONARY
                  COMPENSATION RECEIVED BY THE PORTFOLIO MANAGERS OF THE FUND
                  DURING THE LAST YEAR AND (2) CONFIRM THAT YOU ARE PROVIDING
                  THE REQUESTED INFORMATION.

                               Response 8. We believe the current disclosure is
                               in compliance with SEC Release 2004-89. This
                               release requires that the SAI include disclosure
                               regarding the structure of, and the method used
                               to determine, the compensation of its portfolio
                               managers. The Release notes that the purpose of
                               this disclosure is to help investors better
                               understand a portfolio manager's incentives in
                               managing a fund and shed light on possible
                               conflicts of interest that could arise when a
                               portfolio manager manages other accounts.
                               Therefore in order to achieve this purpose, the
                               disclosure in our view, should include all
                               possible forms of compensation that are available
                               to the portfolio manager in connection with
                               managing the portfolio and other accounts.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     o   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     o   the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
         Commission from taking any action with respect to the filings; and

     o   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-7126. Thank you.

Sincerely,

/s/ Daniel E. Burton

Daniel E. Burton

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